Form 10-K, Exhibit 13
period 1999-12-31
N-VIRO INTERNATIONAL CORP
filed 2000-04-07
CIK 904896

                                                                      Exhibit 13

                             1999 EXECUTIVE REVIEW

     1999 and early 2000 have resulted in major opportunities for N-Viro International Corp.

     In 1999, we increased our revenue over 20% and gross profit over 22%, while reducing our selling, general and administrative expenses over 17%. This resulted in the Company having its best operational year since going public, an increase in net profit of over $840,000 from 1998's net loss. We expect our Florida joint venture to show a net profit and to continue growing its revenue base and market share in 2000.

     N-Viro is the recognized U.S. pioneer and leader in organic and mineral by-product utilization technologies. Several critical factors, which previously have limited our growth, are now turning in a more positive direction.

     The wastewater industry is increasingly turning to advanced treatment technologies to treat their sewage sludge so as to produce a Class A Exceptional Quality Biosolids product. This is being driven by public concerns for the safety of less treated materials and a lack of regulatory enforcement. The N-Viro process in one of only a handful of such technologies, and we have shown in the marketplace that we can be very competitive. Similar concerns in the international market, particularly in England and other European countries are driving sludge treatment to higher levels. This has resulted in increased interest in our technology overseas.

     Improper and inadequate management of untreated animal manures are highlighted daily in the press. The U.S. EPA and several states are moving towards manure management regulations that will require the use of technology in many cases. N-Viro is strategically placed to enter this large market as a result of its RD&D efforts.

     Certain competitors with alternative alkaline treatment technologies have attempted to bypass N-Viro patents. On March 3, 2000 N-Viro filed litigation against the City of Warren, Ohio for patent infringement and patent infringement inducement. We will spare no effort to defend our intellectual property.

     In July 1999 Dr. Terry Logan became President and Chief Operating Officer of N-Viro. His reputation and his disciplines have been invaluable. Under his leadership N-Viro's RD&D program has, once again, become an industry model. Our research at USDA Beltsville, Maryland has demonstrated patentable processes to disinfect animal manures, stabilize odors and vectors, immobilize nutrients and provide carbon sequestration -- at a reasonable and recoverable cost.

     Working with the Department of Agriculture of Canada, N-Viro now has exclusive non-Canadian worldwide rights to technology that demonstrates the ability of N-Viro Soil(TM) to suppress nematodes in soybeans and similar crops. The value-added benefit of these characteristics will increase the value of alkaline pasteurized products and reduce total management costs.

     We are proud of the year we have had, and we believe there are a number of market and regulatory factors that should be beneficial to the financial and market growth that N-Viro has been working so hard to achieve since the Company went public in 1993.

     First, the industry has experienced a long delay in the delegation of the federal biosolids regulatory program to the state level. During the past seven years, only a few states have adopted the new regulations. Today, the industry is moving as the majority of states are currently within reach of delegation. With delegation in sight, we believe municipal managers are now more comfortable with a long-term, decision-making process. The long delay has, however, hurt the credibility of the regulations and has drawn unwanted attention to the practice of traditional Class B land application. In many areas of the country, conventional Class B land application practices are under attack and are being converted either to landfill disposal or upgraded to Class A (Exceptional Quality). Obviously, this changing market condition should help N-Viro.

     Second, the solid waste industry has seen a tremendous amount of consolidation and restructuring. Who would have thought three years ago that Waste Management would have been sold? Over the past year, landfill prices have significantly increased, as the solid waste industry has chosen to focus on its key, core business and get landfill prices back to the levels of the late 80s and early 90s. Consolidation in the water and wastewater industry also may result in increases in the cost of traditional land-application programs. This changing situation should also help N-Viro.

     Third, in a recent consent decree with the National Resource Defense Council, the USEPA agreed to prepare effluent guidelines for poultry, swine, beef and dairy operations by December 15, 2000. Public health issues, together with air and water pollution, are now critically impacted by inadequate manure management.

     Biosolids constitute an annual land-application volume of about 20-to-25 million wet tons. In contrast, animal manure contributes about 1.5 billion wet tons annually, which is either disposed in lagoons or land applied. N-Viro, working with USDA, has developed what it believes is cutting-edge technology in the treatment and economic utilization of animal manure.

     Finally, a major deterrent to N-Viro's development has been the lowering of landfill prices in the last decade and subsequent movement of raw sewage sludge (no treatment is now required by EPA regulations, i.e. 40 CFR 258) into co-disposal landfills. These landfills, containing unstabilized, raw sewage sludge, are a huge unregulated, unmanaged cause of global warming and ozone depleting gases such as methane, nitrous oxides, ammonia and carbon dioxide. N-Viro believes that nationally more than 5 billion wet tons of degradable organics are disposed annually in landfills, generating the CO(2) equivalency of 2 billion tons annually. This is one-third of the total U.S. greenhouse gas inventory presented by U.S. officials in Kyoto. USEPA now appears determined to reduce greenhouse gases, including the huge greenhouse emissions emanating from landfills, lagoons and surface impoundments caused by degradation of organic waste.

     Beneficial utilization, such as the N-Viro process, provides soil fertility and carbon sequestration in lieu of greenhouse gas emissions, caused by organic disposal. There is a difference - a huge difference.

     We appreciate the patience, support and encouragement of our many shareholders. We pledge our dedication to doing this job and doing it right.

Best wishes.

Terry J. Logan, Ph.D.
President, Chief Operating Officer

J. Patrick Nicholson
Chairman, Board of Directors,
Chief Executive Officer

     The Company cautions that words used in this document such as "expects," "anticipates," "believes," "may," and "optimistic," as well as similar words and expressions used herein, identify and refer to statements describing events that may or may not occur in the future. These forward-looking statements and the matters to which they refer are subject to considerable uncertainty that may cause actual results to be materially different from those described herein.