Form 10-K, Exhibit 13
period 2000-12-31
N-VIRO INTERNATIONAL CORP
filed 2001-04-17
CIK 904896

                                                                  Exhibit 13


                                EXECUTIVE REVIEW

     2000 was both a difficult and a good year. We opened the way for a bold and exciting 21(st) Century for N-Viro International, while closing the 20(st) Century with a financial down turn.

     We will detail the pros and cons of the year 2000 in five categories:

        A. Profit Growth
        B. Sales Trends
        C. The Market
        D. International
        E. Technology

A. PROFIT AND GROWTH

     There wasn't any, but it was planned (at least partially).

        1. N-Viro was impacted in 2000 by a few specific projects, which significantly reduced or eliminated projected revenues due to circumstances beyond the immediate control of the company. One critical revenue item revolved around the management of our Toledo operations. Increases in cost of goods sold in combination with severe weather minimized the productivity of the project. Permit issues and modifications affected operations in New York as well as New Jersey. Changes have been put in place that address the New York issues while New Jersey continues to operate at reduced capacities.

        2. N-Viro privatization facilities in Florida grew beyond their capacity, thus requiring additional capital investment and or modification to process. We are working with our partner to address these issues and expand capacity.

        3. With only three international facilities in all of its territory, we terminated the license of N-Viro Worldwide, Limited. The loss of their annual guaranteed minimum revenue hurt both revenue and gross profit, but we determined that the action was in N-Viro's best interests in the long-term.

        4. N-Viro's litigation expenses in defense of its intellectual property were a huge burden on the company. However, the successful conclusion of the patent infringement suit against the City of Warren, Ohio has placed strong emphasis on N-Viro's patent position in the market place. N-Viro remains committed to defending its intellectual properties.

        5. N-Viro's commitment of both financial and personnel resources to research and development efforts has been unsurpassed since we went public. We believe that the large research and development investments in 2000 and planned for 2001 will advance our existing technology, strengthen our intellectual property position relative to competition, and move us into new and larger markets.

        6. In 2000, N-Viro doubled its product marketing efforts. In our judgment, the entire future of all organic management, biosolids or manure, require a proven, valuable and quality product. Treating residual organics as waste, man-made or otherwise, is unacceptable. N-Viro has made the investment to get the job done -- turn organics into bona fide products.

        7. The good news. Major demonstration projects are expected to increase revenues in 2001. New licenses were signed with the City of Dickson, Tennessee and Walker, Louisiana. Two state of the art facilities in Ohio, Lima and Wapakoneta came on line. Both are producing excellent products. The second BioDry facility is now on line in Sarnia, Ontario, Canada. N-Viro's agent, N-Viro Canada, will manage the facility. Prior to even starting up, contracts were concluded to sell all the product FOB the facility for $7.50 per ton.

B. SALES

     In 1999, we advised shareholders of our intent to diversify our sales efforts focussing on both the sales of technology to the municipal market through traditional representative and engineering channels, as well as making a more direct and integrated effort to provide technical services to the major privatization service companies. Both efforts have and will bear fruit. The more traditional approach through the engineering community lends itself to one-time present value prepaid licenses, while the Service Company approach lends itself to ongoing annual revenues. This two-sided market approach has taken time and resources to develop but we anticipate a positive impact in 2001. As promised, N-Viro has focused its efforts on developing a package of services including technical and professional support, equipment systems supply, admixture sales and product management. The low capital cost of N-Viro process systems combined with the technology affords the private sector the opportunity to evaluate the technology with significantly reduced risk. The strategy of modifying existing regional process facilities with more efficient advanced alkaline (Class A) technology is seen as appealing to private operators to reduce cost, minimize odor and produce a marketable product. The modification of facilities with existing permits is also a faster process than new permitting. The technology can be utilized to completely replace existing composting or pelletization processes or be operated in conjunction with other technologies to manufacture multiple products.

     In late March, 2001, N-Viro announced that its animal manure disinfection and stabilization patent had been approved by both the U.S. Patent and Trademark Office and European Patent Office, and that a large scale pilot project by ETD Corporation had been completed successfully in Delaware. N-Viro expects commercialization of their manure technology to begin on the East Coast in 2001. Patrick Nicholson was the keynote speaker at the annual Water Environment Federation Conference in Kansas City, Missouri on Animal Manure in 2000 and has a similar role in the industry conference in Chicago, Illinois in 2001.

C. THE MARKET

     N-Viro's failure to sustain a growth profile since 1993 is not a private failure. The Environmental Business Journal recently published the "Annual Growth of U.S. Environmental Consulting and Engineering Market, 1985-2002." The chart is reprinted with permission, and is published below.

1985                                                                               24
1986                                                                               27
1987                                                                               28
1988                                                                               25
1989                                                                               21
1990                                                                               19
1991                                                                                8
1992                                                                                6
1993                                                                                2
1994                                                                                5
1995                                                                                1
1996                                                                               -2
1997                                                                                1
1998                                                                              3.1
1999                                                                                4
2000                                                                              0.5
2001                                                                             -0.3
2002                                                                               -1

     The dumping of wastes in landfills or other designated disposal areas requires little engineering ingenuity or innovation. Moreover, such disposal sites are a huge source of methane and other greenhouse gases. In 1976, The United States Congress, by almost unanimous vote, approved the Resource Conservation and Recovery Act (RCRA-76), which established as national policy the intent of Congress to encourage and support waste conservation and recovery as opposed to disposal. However, the atmosphere for environmental technologies has not been good since 1993. We believe the trends are changing.

     Review of the waste industry trends from 1993 through 1997 will show a dramatic reduction in landfill tipping fees which for the most part have the greatest impact on the reality of financing beneficial use solutions for municipalities. Since 1998, the consolidation of both the waste management industry as well as service providers in the biosolids arena have sparked concerns over dramatic cost increases for waste disposal options. Combined with this consolidation is a growing public concern over the safety of traditional land application practices. While public safety concerns may or may not be justifiable, a large segment of the market is now moving aggressively away from Class B to Class A standards. N-Viro and all other Class A options, e.g. pellets and compost, are benefiting from this vigorous trend.

     The Center for Disease Control has encouraged a movement to Class A. The Office of Inspector General of EPA issued a stinging 60-page rebuke of EPA's non-existent enforcement program. EPA set aside $500,000 to have the National Academy of Sciences independently investigate EPA sludge regulations. EPA and the biosolids industry must be extremely careful that "the baby is not thrown out with the bath water." Thus the movement to Class A. Class A standards are 2,000 times more stringent than Class B. There is reason for trust. The new Biosolids Partnership is also a major step in the right direction.

     Animal manure is a nationwide concern. There are seven million dry tons a year of biosolids. There are well over three hundred million dry tons a year of animal manure, much of which is generated at CAFO (factory farm) facilities, which are clearly "point source" generators and subject to clean water laws and regulations.

     Today in the management of manure there are no existing federal regulations and the first attempt at a regulation failed to include disinfection as a requirement. In 1993 over 100 citizens died of Cryptosporidium toxicity in Milwaukee, Wisconsin and 50% of the city was ill from contaminated water. Many experts blamed runoff from dairy cattle manure. Yet the proposed EPA regulations do not require manure disinfection! In order to "fix" the problem, N-Viro believes the manures must be taken from the farm to reduce the impacts of nutrient loading on adjacent land. Once you take the manures from the farm public exposure is eminent. If we do not disinfect we place the general public at risk. Common sense suggests a reevaluation of current policies. N-Viro will continue to provide a leadership role.

D. INTERNATIONAL

     N-Viro facilities are now operational in six foreign countries. Agents/Licensees are now active in over a dozen other countries. The lack of infrastructure in the developing world is a serious problem, but N-Viro's ability to treat raw sludge and eliminate capital intensive digesters is a major opportunity. The creation of an organic aglime product in countries that can not afford agricultural chemicals is a major plus. The nematode suppressive character of N-Viro Soil is another huge advantage. We are placing special focus on International marketing in 2001.

E. TECHNOLOGY

     The major technology development in 1999 was our partnership with the Department of Agriculture and Food Canada to demonstrate the properties of N-Viro Soil to act as a suppressant of soybean cyst nematodes. In 2000 we conducted full-scale pilot studies in Ohio and Florida, with the respective State universities running all tests. All results to date are promising. We expect to begin full commercialization of this product opportunity in 2001. With support from USDA Beltsville and the State of Maryland, we continued our manure management technology development and pilot studies, as well as new biosolids process development at Bio-Check Laboratories at the Medical College of Ohio in Toledo. In 2000 alone we committed over $500,000 in N-Viro funded and non-N-Viro funded bio-mineral research. We expect to sustain or increase that research capacity in 2001 and beyond. We believe we are the leaders in the bio-mineral industry in both process and product research and development.

     We understand the frustration of our stockholders. This has been a long and difficult road. We believe that our efforts will bear fruit. We believe that huge progress has been made in 2000 and look forward to new developments in 2001. Thank you for your patience, support and guidance.

J. Patrick Nicholson
Chairman of the Board of Directors and
Chief Executive Officer

Terry J. Logan, Ph.D.
President and Chief Operating Officer

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